

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2011

<u>Via E-Mail</u>
Mr. Joseph E. McNeely
Chief Financial Officer
FreightCar America, Inc.
2 North Riverside Plaza, Suite 1250
Chicago, Illinois 60606

> **Re: FreightCar America, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed November 2, 2011**
> **Definitive Proxy Statement Filed on Schedule 14A**
> **Filed April 6, 2011**
> **File No. 000-51237**

Dear Mr. McNeely:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Legal Proceedings, page 16</u>

1. In future filings, please disclose the relief sought in the Pennsylvania Lawsuit and the Illinois Lawsuit. In your response, please provide us with your proposed revised disclosure.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies
Long-lived Assets, page 42

2. We note your disclosure that due to the closure of the manufacturing facility in Roanoke,
    Virginia in July 2009, you tested the long-lived assets at the Roanoke and Danville
    facilities for recoverability as of December 31, 2009. In light of the fact that the Roanoke
    facility remained closed throughout 2010, please tell us if you performed a subsequent
    impairment analysis of the long-lived assets during 2010 or 2011 and if so, please tell us
    the results of the analysis. If you did not perform an impairment analysis subsequent to
    the December 31, 2009 analysis, please explain to us why you do not believe such an
    analysis was necessary. As part of your response, please tell us if the Roanoke facility
    has restarted manufacturing operations and if so, the date that operations restarted.

Note 4. Fair Value Measurements, page 45

3. We note from your disclosure in Note 6 that during 2009 you recorded an impairment
    write-down of $800 related to railcars on operating leases. Please revise future filings to
    include the disclosures required by ASC 820-10-50-5 for this non-recurring fair value
    measurement.

Note 14. Stock-Based Compensation, page 58

4. We note your disclosure that expected life in years for all stock option awards was
    determined using the simplified method. Please explain to us and disclose in future filings
    the reason why the simplified method was used. See Staff Accounting Bulletin No. 110.

Form 10-Q for the Quarter Ended September 30, 2011

Statements of Operations, page 4

5. We note from your disclosure in Note 4 that during 2011 you re-aligned your
    management reporting and performance structure, which resulted in separating the
    business into two operating segments for reporting purposes, Manufacturing and
    Services. We also note that although revenues from the Services segment represented
    only 8.7% of consolidated revenue for the nine months ended September 30, 2011, we
    note that it exceeded 10% of total revenues for the six months ended June 30, 2011.
    Please note that if the amount of revenues from the Service segment exceeds 10% of
    consolidated revenues for the year ended December 31, 2011, we believe that the amount
    of such revenues, and related cost of services, should be separately presented on the face
    of the statements of income. See Rule 5-03.1 and 2 of Regulation S-X. Please revise
    future filings accordingly.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

<u>Results of Operations, page 17</u>

6. Please revise the results of operations section in future filings to discuss and analyze results of operations by the operating segments disclosed in note 4 to the financial statements. For example, please discuss and analyze revenues and cost of sales (rather than gross profit) separately for each segment. Because gross profit is impacted by both revenue and cost of sales, we believe a separate discussion of cost of sales results is appropriate.

<u>Definitive Proxy Statement</u>

<u>Compensation Discussion and Analysis, page 13</u>

7. We note your statements on page 17 that you "target base salaries at a level that is slightly below the market median for each specific executive position" and that "Mr. Baun received a base salary increase effective January 1, 2010 to ensure that his base salary was aligned with the compensation philosophy as it pertains to executive base salaries." Since you appear to benchmark this element of compensation, please confirm that in future filings you will identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

<u>Certain Relationships and Related Transactions, page 46</u>

8. In future filings, please describe all material features of your policies and procedures for the review, approval, or ratification of any related-person transaction. We note, for example, that you have not disclosed the standards to be applied pursuant to your written policies and procedures or the persons or groups of persons on the board of directors or otherwise who are responsible for applying such policies and procedures. In your response, please provide us with your proposed revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at (202) 551-3859 or Justin Dobbie at (202) 551-3 469 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief